Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-192883

333-192883-03

Final Term Sheet

Braskem Finance Limited

U.S.$250,000,000 Reopening of 6.450% Notes due 2024

Unconditionally Guaranteed by Braskem S.A.

April 16, 2014

Issuer:	Braskem Finance Limited

Guarantor:	Braskem S.A.

Reopening Amount:	U.S.$250,000,000

Further Issuance:

The Notes will be issued as additional notes of, and will form a single issue with, the U.S.$500,000,000 6.450% Notes due 2024 issued on February 3, 2014. The total aggregate principal amount of the 6.450% Notes due 2024 that will be outstanding following this reopening will be U.S.$750,000,000

The original notes and the Notes will share the same ISIN and CUSIP numbers and be fungible.

Ranking:	Senior unsecured

Currency:	U.S. dollars

Type of Offering:	SEC registered

Trade Date:	April 16, 2014

Settlement Date*:	May 1, 2014

Maturity Date:	February 3, 2024

Coupon:	6.450%, semi-annually in arrears

Day Count Convention:	360-day year comprised of twelve 30-day months

Reopening Price:	103.00% of principal amount, plus accrued interest in an aggregate amount of U.S.$3,941,666.67 for the period from and including February 3, 2014 up to but excluding May 1, 2014

Yield to Maturity:	6.037%

Spread to Benchmark:	+339.8 basis points

U.S. Benchmark Treasury:	2.750% due February 15, 2024

Benchmark Treasury Spot and Yield:	100 - 30 + and 2.639%

Denominations:	U.S.$200,000 and U.S.$1,000 in excess thereof

Proceeds to Issuer (before fees and expenses, and excluding accrued interest):	U.S.$257,500,000

Interest Payment Dates:	February 3 and August 3

First Interest Payment Date:	August 3, 2014

Optional Redemption:	In whole or in part at any time at 100% of principal amount plus make-whole at Treasury plus 50 basis points

Tax Redemption:	In whole but not in part at any time at 100% of principal amount in the event of a specified change in Brazilian or Cayman Islands taxation

Change of Control:	If a specified Change of Control that results in a Ratings Decline occurs, unless the Issuer has exercised its option to redeem the bonds, Braskem will be required to offer to purchase the bonds at 101% of principal amount

Clearing:	DTC / Euroclear / Clearstream

Expected Ratings**:	Baa3 / BBB- / BBB- (Moody’s / S&P / Fitch)

Joint Bookrunners and Joint Lead Managers:	BB Securities Ltd. Banco BTG Pactual S.A. – Cayman Branch Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC Standard Chartered Bank

Co-Manager:	Mitsubishi UFJ Securities (USA), Inc.

CUSIP:	10553YAF2

ISIN:	US10553YAF25

* See “Underwriting” in the preliminary prospectus supplement for information regarding T+11 settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) dated December 16, 2013 with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents without charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling BB Securities Ltd. collect at +44 (207) 367 5803, Banco BTG Pactual S.A. – Cayman Branch collect at +1 (212) 293-4600, Credit Suisse Securities (USA) LLC toll-free at +1 (800) 820-1653 or collect at +1 (212) 538-2147, Morgan Stanley & Co. LLC collect at +1 (866) 718-1649, Standard Chartered Bank collect at +44 (207) 885 5739.